UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

As previously disclosed, on September 26, 2022, Farmmi, Inc., a Cayman Islands corporation (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor, in an unregistered private transaction, an unsecured promissory note dated September 26, 2022 (the “Note” and together with the Purchase Agreement, the “Agreement”) in the original principal amount of $6,440,000.00, convertible into ordinary shares, $0.025 par value, of the Company (the “Ordinary Shares”) for $6,000,000.00 in gross proceeds.

Under the Agreement, the Investor has the right to redeem the Note six months after the purchase price of the Note was delivered by the Investor to the Company, and redemptions may be satisfied in cash, Ordinary Shares or a combination of cash and Ordinary Shares at the Company’s election. If Company elects to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Redemption Conversion Price, which is 80% of the Nasdaq Minimum Price, the lower of (i) the closing price on the trading day immediately preceding the date the redemption conversion price is measured, or (ii) the average closing price of the Ordinary Shares for the 5 trading days immediately preceding the redemption conversion price measurement date.

The Note does not contain a floor price for the possible future conversions into Ordinary Shares, and in the event of a future conversion pursuant to the Agreement, the conversion could potentially result in a substantial dilutive effect on the existing shareholders. Purusant to the relevant Nasdaq Listing Rule guidance, Nasdaq Staff has stated its position that, in determining whether the issuance of a future priced security raises public interest concerns, Nasdaq Staff will consider, among other things, whether a future priced security includes features to limit the potential dilutive effect of its conversion or exercise, including floors on the conversion or exercise price.The Company has determined the floor price under the Note is assumed to be $0.12, calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Agreement. To limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company has approved that the Company shall repay the Note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: January 26, 2023	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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